FORMAL NOTICE FOR SPECIALIST SECURITIES


PUBLICATION DATE: 24th March, 2003


Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.


DETAILS OF ISSUE: U.S. $3,000,000,000 Global Medium Term Note Programme


ISSUER: Allied Domecq PLC, Allied Domecq Financial Services PLC, Allied Domecq (Holdings) PLC, Allied Domecq North America Corp., and LIF B.V.


INCORPORATED IN: England and Wales


GUARANTOR: Goldman Sachs International


Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this formal notice from:


Allied Domecq Plc, Allied Domecq Financial Services Plc., Allied Domecq North America Corp., and Lif B.V.
The Pavilions
Bridgewater Road
Bedminster Down
Bristol BS13 8AR


Citibank, N.A.
5 Carmelite Street
London EC4Y 0PA


In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

END